Prudential Investment Portfolios, Inc.
For the fiscal period ended 3/31/11
File Number 811-07343
Sub-Item 77D
Policies With Respect to Security Investment

PRUDENTIAL INVESTMENT PORTFOLIOS, INC.
Prudential Conservative Allocation Fund
Prudential Moderate Allocation Fund
Prudential Growth Allocation Fund

Supplement dated December 13, 2010 to the Statement of
Additional Information dated November 24, 2010

The Note to the Subadvisory Fees Paid by PI tables for Prudential Conservative Allocation Fund, Prudential Moderate Allocation Fund, and Prudential Growth Fund Allocation Fund found in the Management & Advisory Arrangements section of the Statement of Additional Information is hereby deleted and replaced with the following:

Note : Effective April 29, 2011, the subadvisory fee rate applicable to each of the Prudential Asset Allocation
Funds will be .10% of each Fund's average daily net assets.
LR 356